[LOGO]                                                    Terra Networks, S.A.
                                           Via de las Castillas, 33 Ed. Auce 1
                                       28224 Pozuelo de Ararcon, Madrid, Spain
                                                       Tel: 011-34-91-452-3000
                                                       Fax: 011-34-91-452-3144

                                                 Internet: http//www.terra.com

                  TERRA NETWORKS REVENUES ROSE 185% IN THIRD
                          QUARTER PRELIMINARY RESULTS

               28 Point Improvement in EBITDA margin from Prior
         Quarter Subscribers Up 310% from Previous Year to 3.5 Million
                     Monthly Page Views Exceed 1.2 Billion

Madrid, Spain. October 26, 2000 -- Terra Networks, S.A. (MC: TRR; NASDAQ:
TRRA), a global Internet company and the leading provider of Internet access and interactive content and services to the Spanish- and Portuguese-speaking world, today announced preliminary financial results for its third quarter. Detailed results will be made available in November. Revenues for the quarter ended September 30, 2000, rose 185% from the previous year and 28% from the previous quarter to approximately EUR60 million. Portal revenues increased more than 700% from the third quarter of last year. Gross margins improved to 36%, up full 8 percentage points from the previous quarter. Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) were a negative EUR102 million, representing a 28 percentage point improvement as a percentage of sales over the previous quarter ended June 30, 2000. Monthly page views rose over 300% from September 1999 and 19% from the June to more than 1.2 billion in September. Subscribers increased 310% from the previous year end and 33% from the previous quarter end to 3.5 million in September. The Company also raised over EUR 2.2Bn in cash during the quarter as a result of its September rights offering.

"This was another strong quarter for the company during which we saw solid growth in all key metrics including users, page views and revenues," said Abel Linares, chief executive officer of Terra Networks. "In addition, we continued to deliver on all four components of the key strategic objectives we established at the beginning of the year. These results give us strong momentum as we near the close of our combination with Lycos."

The Company announced on May 16, 2000 that it had entered into definitive agreements with Lycos, Inc. (NASDAQ: LCOS), the Internet's leading multi-brand network, Telefonica, S.A., the largest supplier of telecommunication services in the Spanish-and Portuguese-speaking world, and Bertelsmann, the third largest media company in the world with more than 600 companies in 54 countries. Under the terms of the agreements, Terra and Lycos will combine, creating Terra Lycos in a stock-for-stock transaction. The transaction provides for the exchange of 2.15 shares of Terra for each share of Lycos. All requisite regulatory approvals have been received and the final step prior to the closing of the Terra Lycos merger is the Special Meeting for Lycos stockholders, which will be held on October 27, 2000, at which Lycos shareholders have the opportunity to vote on the proposed merger. The formation of Terra Lycos creates an Internet powerhouse built around leadership in globalization, convergence and profitability with key strategic advantages in areas such as:

     o #1 worldwide platform with operations in 40 countries and market leadership positions in such major markets as Latin America, Canada and Korea

     o    Leading growth rate with projected revenue growth of nearly 80% in
          2001

     o #1 mobile platform with the creation of a joint venture with Telefonica Moviles, one of the world's largest providers of mobile phone services with approximately 23 million subscribers.

     o One of the market's strongest balance sheets with $3 billion in cash to fuel market share growth in all regions of the world

"The Terra Lycos combination is right on track and expected to close tomorrow" said Joaquim Agut, chairman of Terra Networks. "Lycos shareholders are expected to approve the merger, creating one of the world's leading Internet companies, well-positioned to take advantage of the global convergence of telecommunications, media and Internet. Terra's continued strong growth and premier market position in Spain and Latin America, is perfectly complemented by Lycos' global market leadership making Terra Lycos a powerful combination."

"As pleased as we are about our strong financial performance this quarter, even more exciting is the opportunity that the Terra Lycos merger presents for our shareholders," said Agut. "This transaction makes us one of the most well-capitalized Internet companies in the world with over EUR 3 billion in cash. In addition, the merger serves to significantly improve our overall margins beginning immediately, with our fourth quarter. Furthermore, it puts us solidly on the road to positive EBITDA by Q4 2001. We have achieved critical mass as a company and now look forward to the opportunity to leverage that position into returns for our shareholders."

Key accomplishments for Terra in the third quarter 2000:

Organic Growth

Terra added nearly 900,000 subscribers during the three months ended September 30, 2000, including nearly 180,000 net new paying subscribers, 1.5 times the number of paying subscribers in Q2. Terra's total number of visits in September reached over 100 million, up from 86 million in June and an increase of more than 470% over the same period in 1999. Page views for the month of September exceeded 1.2 billion, an increase of 300% over the previous year and an increase of 19% over June 2000.

In August, PC World Latinamerica, the publishing division of IDG
(International Data Group) and Latin America's leading IT magazine announced that Terra defeated 81 finalists to be named "Best Portal" and "Best ISP" in Latin America.

Strategic alliances

On July 7, 2000, Terra and Lotus Development Corp., the leader in messaging, groupware and knowledge management, announced a strategic relationship for Internet projects and initiatives. As the first step of this strategic relationship, Terra Networks has created a global instant messaging service called InstanTerra. Based on Lotus Sametime, InstanTerra is a real-time communication service that will allow private chats between connected users anywhere around the world. The InstanTerra service provides a "buddy list" which lets you be aware of others connected to the InstanTerra service, allows you to chat with that person in real-time and also invite others to the conversation. InstanTerra is already available in Brazil and Spain and will soon be launched in Mexico, and Chile, followed by United States, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama, and Peru.

Secondly, Terra Networks will develop a co-branded Terra/Lotus Notes Welcome Page for the Spanish and Portuguese speaking markets. Content from the Web site will be accessible to customers using the headlines section of Lotus Notes Welcome Page. The Notes Welcome Page feature is a personal portal enabling end-users use personalized views to organize email, calendar, important applications and customized Web pages containing updated content on finance, news and entertainment.

Geographical consolidation and expansion

With the recent acquisition of "La Ciudad" in Colombia and the launch of Terra Uruguay and Terra Venezuela, the Company now operates in 16 countries throughout the world: Spain, Brazil, Mexico, Chile, Peru, Uruguay, Guatemala, Argentina, Costa Rica, Venezuela, Colombia, El Salvador, Honduras, Nicaragua, Panama and the United States.

Establishment of multiple access platforms

Terra Networks announced the establishment of Terra Mobile, a 49%/51% joint venture with Telefonica Moviles, creating one of the Internet's leading wireless platforms. Under the terms of the agreement, Terra will distribute content to the JV's over 23 million customers throughout Spain and Latin America.

In September, Terra announced a joint venture with Meta4 to form a corporate "business to employee" portal. This virtual marketplace will allow employees to conveniently and efficiently assess and purchase the best quality, lowest priced products and services while at the same time providing them with access to Terra's award-winning portal services.

About Terra Networks (http://www.terra.com)

Terra Networks is the world's leading provider of both ISP services to residential and small office (SOHO) clients and content for the Spanish-and Portuguese-speaking markets. Its ISP business has 3.5 million clients and hosts 1.2 billion pages per month.

Terra is developing on-line advertising, marketing, e-commerce and other related initiatives in all of its markets. The company also combines a wide range of international content with other content of a largely local nature to reflect the individual communities of its users as well as their everyday interests and concerns.

Terra Networks, a subsidiary of the Telefonica group, is listed on the Spanish stock exchanges (TRR) and the US Nasdaq (TRRA).

About Lycos, Inc. (http://www.lycos.com)

Founded in 1995, Lycos, Inc. is a leading Web media company and owner of the Lycos Network, one of the most visited hubs on the Internet reaching nearly one out of every two U.S. Web users. The Lycos Network is a unified set of Web sites, attracting a diverse audience by offering a variety of services, including leading Web search and navigation resources; Web community and communications services including free homepage building, free Web-based e-mail, clubs, chat, instant messaging; a personalized My Lycos start page; a comprehensive shopping center featuring more than 3,100 merchants; and an assortment of compelling content such as games, music, news, fun and educational information and activities for kids as well as information about investing, technology, entertainment, sports, small business, travel and more. The Lycos Network is composed of Lycos.com, Tripod, WhoWhere, Angelfire, MailCity, HotBot, HotWired, Wired News, Webmonkey, Sonique, Quote, Gamesville, Lycos Zone and Matchmaker. Headquartered near Boston in Waltham, Mass., Lycos, Inc. is a global Internet leader with a major presence throughout the U.S., Europe, Asia, Canada and Latin America.

On May 16, Lycos, Inc. entered into a definitive agreement with Terra Networks, S.A. (MC: TRR; NASDAQ: TRRA), a global Internet company and the leading provider of Internet access and interactive content and services to the Spanish- and Portuguese-speaking world, under which Terra will acquire Lycos in a stock-for-stock transaction. Upon completion of the transaction, Lycos shareholders will own approximately 41.6% to 49.9% of the new company, Terra Lycos. The formation of Terra Lycos is subject to shareholder and regulatory approval.

(C)2000 Lycos, Inc. all rights reserved. Lycos(R) is a trademark of Carnegie Mellon University. All other trademarks or service m mentioned herein are those of respective owners.


                             SAFE HARBOR STATEMENT

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation address the following subjects, among others: future performance, revenues and growth of the combined Terra Lycos; statements regarding the timing and expected benefits of the business combination.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:

     o the risk that Terra's and Lycos' businesses will not be integrated successfully;

     o    the costs related to the combination;

     o    failure of the Lycos stockholders to approve the combination;

     o inability to further identify, develop, introduce and achieve success for new products, services and technologies;

     o increased competition and its effect on pricing, spending, third-party relationships and revenues;

     o the growth of free internet access in many core markets that may increase competition;

     o inability to establish and maintain strategic relationships with commerce, advertising, marketing, technology and content providers;

     o difficulties in having the internet accepted as a medium for advertising;

     o    difficulties in integrating Terra's and Lycos' acquired businesses;

     o the effect of future acquisitions on the combined Terra Lycos' financial condition and results of operations;

     o    the effect of adverse economic trends in our principal markets;

     o the effect of foreign exchange fluctuations on our results of operations;

     o    the potential lack of attractive investment targets; and

     o    reliance on third-party content providers.

For a detailed discussion of these and other risks and cautionary statements, please refer to Terra's filings with the Securities and Exchange Commission, including the "Risk Factors" section of Terra's Form F-4, as amended, initially filed on June 27, 2000, and Lycos' filings with the Securities and Exchange Commission, including the section titled "Factors Affecting the Company's Business, Operating Results and Financial Condition" of the Managements Discussion and Analysis in its Form 10-K for the year ended July 31, 1999 and the "Risk Factors" section of Lycos' S-3 filing that became effective in March 2000.

     WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY
STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT TERRA HAS FILED AND WILL FILE WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

     Investors and security holders will be able to obtain copies of the proxy statement/prospectus and other documents from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, Telephone (202) 942-8090, Fax (202) 628- 9001, e-mail: publicinfo@sec.gov. In addition, documents (excluding any exhibits) filed with the SEC by Terra will be available free of charge from Terra.

     READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THIS PRESS RELEASE.